UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number: 001-41573

HIGH-TREND INTERNATIONAL GROUP

(Exact name of registrant as specified in its charter)

60 Paya Lebar Road

#06-17 Paya Lebar Square

Singapore 409051

+ 1 (929) 666 0683

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Explanatory Note

Attached hereto as Exhibits 99.1 and 99.2, respectively, are the Condensed Interim Unaudited Consolidated Financial Statements as of April 30, 2026 and for the Six Months ended April 30, 2026 of High-Trend International Group (the “Registrant”), and Management’s Discussion and Analysis with respect to the six months ended April 30, 2026.

On July 22, 2026, the Registrant issued a press release announcing its financial results for the six months ended April 30, 2026. A copy of the press release is attached as Exhibit 99.3 hereto.

Exhibits Index

Exhibit No.	Description

99.1	Unaudited Condensed Consolidated Financial Statements as of April 30, 2026 and for the Six Months Ended April 30, 2026
99.2	Management’s Discussion and Analysis
99.3	Press release, dated July 22, 2026.
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 22, 2026

HIGH-TREND INTERNATIONAL GROUP

By:	/s/ Shixuan He
Name:	Shixuan He
Title:	Chief Executive Officer

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